

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Richard F. Lark, Jr.
Chief Financial Officer
Gol Intelligent Airlines Inc.
Praça Comandante Linneu Gomes, S/N, Portaria 3
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

> **Re: Gol Intelligent Airlines Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 29, 2021**
> **File No. 001-32221**

Dear Mr. Lark, Jr. :

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information
A. Selected Financial Data
Reconciliation and Calculation of Certain Non-GAAP Measures, page 6

1. Your calculation of EBITDA appears to include adjustments to earnings for items other than interest, taxes, depreciation and amortization. Accordingly, please modify the title of this measure or revise this measure. Please refer to Question 103.01 of the Division's Non-GAAP Compliance and Disclosure Interpretations.

2. We note you have excluded labor idleness costs related to the Boeing MAX disruption in your calculation of non-GAAP Adjusted EBITDA. We also note you have excluded personnel costs and flight equipment depreciation expense due to idleness in your

calculation of non-GAAP Adjusted Operating Income measure. Please address the following points:

- Explain in detail the nature of these costs and why you believe they should be excluded in the respective non-GAAP measures, including how you determined these costs are incremental to normal operations. To the extent personnel costs relate to various categories of expenses, such as salaries or insurance, please quantify the amounts for each type of expense.
- Tell us how you concluded that the personnel costs are not normal, recurring, cash operating expenses necessary to operate your business.
- Explain why you believe that the elimination of depreciation expense that does not cease when the asset becomes idle does not substitute individually tailored recognition and measurement methods for those of GAAP.

Your response should address your consideration of Questions 100.01 and 100.04 of the Division's Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G. To the extent necessary, please revise the measures and disclosures as appropriate.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Income Taxes, page 57

3. Please expand your discussion to describe the underlying drivers for material changes in income taxes and effective tax rates on both a consolidated and segment basis. Where multiple drivers are responsible for the changes, please discuss and quantify the effect for each driver identified. Refer to Item 5 of Form 20-F, including the related Instructions.

Results of Operations
B. Liquidity and Capital Resources
Cash Flows, page 59

4. Please revise your disclosure to provide a discussion and analysis of cash flows from operating activities to address and quantify material changes in underlying drivers. Please ensure to discuss reasons for material changes in operating assets and liabilities. Refer to Item 5 of Form 20-F, including the instructions, and section IV.B.1 of SEC Release No. 33-8350.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

5. Please amend your filing to include an audit report from your auditor that covers the financial statements for the year ended December 31, 2018. Please also provide the auditor's consent for the audit report included in the amended filing. See guidance in Item 8.A.3 of Form 20-F.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil at (202) 551-3650 or Raj Rajan at (202) 551-3388 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation